        On November 7, 1997 the Company issued the following press release:

        CANTON, OH--November 7, 1997--The board of directors of The Timken Company today declared a quarterly cash dividend of sixteen and one half (16.5) cents per share. The dividend is payable on December 8, 1997, to shareholders of record at the close of business on November 21, 1997. It will be the 302nd consecutive dividend paid on the common stock of the company.

        The Timken Company (NYSE:TKR) is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 19,000 associates worldwide and reported 1996 sales of about U.S. $2.4 billion.

         On November 7, 1997, the Company issued the following press release:

         BUCYRUS, OH--November 6, 1997--The Timken Company's Board of Directors today hosted a Bucyrus community dinner that focused on the importance of reinvestment in manufacturing and technology. At the dinner, the company announced plans for millions of dollars of investments at the Bucyrus Bearing Plant.

         Many pillars of the community, including local business, community and government leaders, as well as Timken associates, gathered to celebrate The Timken Company's dedication to the Bucyrus community through nearly half a century of operation in the city.

         From a rough design sketched on a tablecloth by Albert Bergstrom, then Timken Company vice president--engineering, the "Bucyrus Concept" was conceived in 1947. An automated plant where material is fed into one end of a plant with trucks loading packaged bearings for shipment at the other, the "Bucyrus Concept" was extolled by many Timken customers. As a result, the Bucyrus Bearing Plant was opened in 1950. On the cutting-edge of technology from its earliest days, the continuous-line plant remains one of the most technologically advanced bearing operations in the world.

     "We will be investing approximately $15 million in new machining technology for the Bucyrus plant over the next two to three years," said W.R. Timken, Jr., chairman -- board of directors. "This investment will ensure that the Bucyrus Operations maintains its position in the intensely competitive worldwide automotive tapered roller bearing market. In addition to improving the quality of the product, the state-of-the-art equipment will reduce product variation and waste."

     Currently, the Bucyrus plant's machinery transforms large pieces of tubing into cups and cones for bearings. The new machining technology will increase the yield of material to parts because there will be less scrap and rework. This will result in increased productivity.

     "One of the major contributors to increased productivity is capital investment based on new technology," said Mr. Timken. "It is U.S. manufacturing that has made the great capital investments of the last 15 years. Manufacturing has been investing billions and billions of dollars on new and improved manufacturing facilities, and The Timken Company is a prime example. This investment in new technology at the Bucyrus Operations will benefit both The Timken Company, its associates and the Bucyrus community. We are making this investment to provide our associates with the best manufacturing processes so they can compete successfully."

     "Bucyrus is in a significant growth period, during which our plant, our retirees and The Timken Company all have played important roles," said Ron Menning, general manager--Bucyrus Operations. "The Timken Company and our associates have joined in an effort to revitalize the plant through our continuous improvement efforts."

         During the last few years, the Bucyrus Operations has continued to upgrade the level of technology, including greater use of lasers and automation, in order to remain competitive. The investment in machining technology is another step forward in improving the Bucyrus Operations.

         "We had to prove to our management that we have what it takes to make this investment payoff," said Mr. Menning. "The decision to place as many as 50 new computer-controlled machines here and train our associates to operate them is a tremendous vote of confidence in our plant and our associates. Automotive customers are among the most demanding in the world. And the automotive tapered roller bearings produced in our plant are--and will remain--among the most competitively priced in the world."

         The Timken Company is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 19,000 people worldwide and reported 1996 sales of $2.4 billion.

     On November 7, 1997, the Company issued the following press release:

     CANTON, OH, Nov. 7, 1997--The Timken Company today announced that Joseph F. Toot, Jr., president and chief executive officer, will retire at the end of December.

     "It is virtually impossible to overstate Joe Toot's contribution to our company, our customers, our associates and our shareholders," said W.R. Timken, Jr., chairman--board of directors. "He has epitomized strong, effective leadership. Joe strengthened significantly our emphasis on performance for our shareholders and our customers. He led the growth of the company. He has served with great distinction and he has become a nationally recognized business leader."

     Mr. Toot, 62, will continue to serve as a member of the board of directors and is chairman of the board's executive committee. In that capacity, he will carry out certain projects on behalf of the company.

     Mr. Toot has served as president of the company since 1979 and as president and CEO since 1992. "During the 1990s," Mr. Timken noted, "the company's return on capital has doubled, the market value of the company has tripled to $2.3 billion, and dividends have increased by more than 40%."

     A strong believer in the skill and dedication of Timken associates, Mr. Toot observed that "productivity, always a measure of success, has grown by more than 40% in the 1990s which far exceeds the national average. Timken associates have won hundreds of quality awards from customers."

     Following Mr. Toot's retirement, Mr. Timken, 58, will continue as chairman and also serve as president and CEO. Joining him in leading the company will be Bill J. Bowling, 56, and Robert L. Leibensperger, 59. Each will take on additional responsibility as chief operating officer. Thus, Mr. Bowling will be executive vice president, COO and president--steel, and Mr. Leibensperger will be executive vice president, COO and president--bearings.

     "Bill and Bob have demonstrated convincingly their ability to continue Joe's record of superior leadership," said Mr. Timken. "These are two tested leaders. Under their direction, both our bearing and steel businesses have set new performance standards for success the world over. They will work closely with me in guiding the entire company as chief operating officers and members of the office of the chairman."

     Mr. Toot joined the company in 1962 in its manufacturing operations and then concentrated on the company's business outside the United States. He was elected a company officer in 1967 and director in 1968.

     "When Joe became president in 1979, we were barely a billion dollar company," said Mr. Timken. "Today we are a two and a half billion dollar enterprise and are pushing for more growth. With Joe as CEO in the 1990s, we have expanded our reach, serving thousands of new customers in different businesses in many more countries around the world. Joe Toot leaves a tremendous record of success. Based on results through nine months, we expect 1997 to be another record year of financial performance."

     Away from the company, Mr. Toot serves as a director of Rockwell International Corporation. He is the former chairman of the American Iron and Steel Institute which honored him with its prestigious Gary Medal for distinguished service to the steel industry. He is also a director of the U.S.-China Business Council.

     Mr. Bowling joined the company in 1966. Among his many accomplishments have been directing the design, construction, and startup of the world renowned Faircrest Steel Plant. He also has headed the company's Latrobe Steel subsidiary and, since April of 1996, has been leading the company's Steel Business.

     "Bill has led our Steel Business to a one billion dollar enterprise," said Mr. Timken. "He also has led the business's expansion into distribution and international markets. In addition, he has had past experience in the bearing business and corporate functions."

     Mr. Leibensperger joined the company in 1961. Before taking his current position in 1995, he has been vice president--technology since 1986. In that position he was responsible for Timken Research, one of the world's leading industrial research organizations. He started his career with the company in sales.

     "Bob brings a unique perspective to our office of the chairman," said Mr. Timken. "He combines indepth understanding of customer needs along with tremendous knowledge of technology. Under his leadership, Timken Research became much more of a customer-driven organization. And since Bob began leading the worldwide bearing business, he has been a driver in expanding our ability to serve customers internationally and responsible for our growth in sales and profitability."

     Mr. Timken began his career with the company in 1962 and early on had both manufacturing and international experience. He has served as chairman since 1975 and functioned as CEO from 1979-1992.

         Mr. Timken also serves on the board of Aeroquip-Vickers Inc. and Diebold Inc. He also is a member of the executive committee of the National Association of Manufacturers' board of directors as well as the board of trustees of The Manufacturing Institute, and is chairman of the Ohio Business Roundtable. He is a member of the U.S.-Japan Business Council and the Council on Competitiveness.

         "Given the blend of experience possessed by the members of our office of the chairman, we are putting in place a senior leadership organization which will provide continuity and a strong foundation for continued performance," said Mr. Timken. "This organization will serve both our shareholders and customers very well."

         The Timken Company (NYSE:TKR) is a leading international manufacturer of highly engineered bearings and alloy steels. The company employs some 19,000 people worldwide and reported 1996 sales of about U.S. $2.4 billion.